                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINTGON, D.C. 20549

                                  FORM 11 -- K

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended....................December 31, 2002..................

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from..............................to..................

      Commission file number...........000-14824............[Plexus Corp.]

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        PLEXUS CORP. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  PLEXUS CORP.
                             55 JEWELERS PARK DRIVE
                                NEENAH, WI 54956

PLEXUS CORP.
401(K) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

                                                                       PAGE(s)

REPORT OF INDEPENDENT ACCOUNTANTS                                        1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits
 as of December 31, 2002 and 2001                                        2

Statement of Changes in Net Assets Available for Benefits
 for the year ended December 31, 2002                                    3

Notes to Financial Statements                                           4-7

SUPPLEMENTAL SCHEDULES

Schedule I: Schedule of Assets (Held at End of Year)
  as of December 31, 2002                                                8








Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Plexus Corp. 401(k) Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Plexus Corp. 401(k) Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ PricewaterhouseCoopers LLP
June 16, 2003

PLEXUS CORP. 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                      2002              2001


Assets
Investments (See Note 3)                        $  54,622,457      $ 84,660,171
Participant loans                                   2,493,835         3,010,849

Receivables:
  Employer's contribution                              76,547            93,180
  Participants' contributions                         217,433           278,203
                                                -------------      -------------
     Total receivables                                293,980           371,383
                                                -------------      -------------
Net assets available for benefits               $  57,410,272      $ 88,042,403
                                                =============      =============


   The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------


Additions
Additions to net assets attributed to:
 Investment (loss) income:
   Net depreciation in fair value of investments                 $(33,855,616)
   Interest and dividends                                           1,057,797
                                                                 ------------
                                                                  (32,797,819)
                                                                 ------------
   Contributions:
     Participants'                                                  7,467,156
     Employer's                                                     2,247,249
                                                                 ------------
                                                                    9,714,405
                                                                 ------------
     Total additions (net deductions)                             (23,083,414)

Deductions
Deductions from net assets attributed to:
  Benefits paid to participants                                     8,111,858
  Administrative expenses                                              32,449
                                                                 ------------
   Total deductions                                                 8,144,307
                                                                 ------------
  Net decrease before plan transfers                              (31,227,721)
Transfer from other plan                                              595,590
                                                                 ------------
  Net decrease                                                    (30,632,131)
Net assets available for benefits:
  Beginning of year                                                88,042,403
                                                                 ------------
  End of year                                                    $ 57,410,272
                                                                 ------------




   The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN

         The following description of the Plexus Corp. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         GENERAL
         The Plan, originally effective January 1, 1989 and amended and restated effective March 1, 2000, is a contributory defined contribution plan covering substantially all employees of Plexus Corp. (the "Company") and affiliated employers, as defined, who have completed 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         On January 1, 2002, the Qtron, Inc. 401(k) Profit Sharing Plan merged into the Plan. In connection with the merger, net assets totalling $595,590, representing the account balances of former participants of the Qtron, Inc. 401(k) Profit Sharing Plan, were transferred to the Plan in January 2002. The Plan was amended on January 1, 2002 to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 and certain other requirements under the Internal Revenue Code.

         CONTRIBUTIONS
         Employee pre-tax contributions are based on voluntary elections via phone or internet by the participants, directing the Company to defer a stated amount from the participant's compensation. Participants may elect to defer up to 18% of their annual compensation. The Company will make a matching contribution on behalf of a participant equal to 100% of the first 2.5% of the participant's compensation contributed to the Plan for participants who have completed one year of service. Contributions are limited by Section 401(k) of the Internal Revenue Code.

         INVESTMENT ALTERNATIVES
         Plan participants may direct their entire account balances in 1% increments to any of the various investment options offered by the Plan. Participants may change their investment options on a daily basis.

         PARTICIPANT ACCOUNTS AND ALLOCATIONS
         Participant recordkeeping is performed by MFS Retirement Services, Inc. ("MFS"). For all investment programs which are mutual funds, MFS maintains participant balances on a share method. Participant investments in the Plexus Unitized Stock Fund, Conservative Portfolio Option, Moderate Portfolio Option, Aggressive Portfolio Option, and MFS Fixed Fund are accounted for on a unit value method. Units and unit values for these funds as of December 31, 2002 and 2001 were as follows:


                                               UNITS                          UNIT VALUE

                                             DECEMBER 31,                    DECEMBER 31,
                                      -----------------------          -----------------------
                                          2002        2001                2002           2001
                                      ----------    ---------          ---------       --------

Plexus Unitized Stock Fund            3,304,143     3,391,372          $  3.43         $  9.80
Conservative Portfolio Option           124,056        76,942             9.45            9.89
Moderate Portfolio Option               157,975        98,710             7.25            8.72
Aggressive Portfolio Option             321,052       212,744             4.93            7.24
MFS Fixed Fund                        6,965,352     8,609,236             1.00            1.00

                                       4

PLEXUS CORP. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

         Each participant's account is credited with the participant's contributions and allocations of Company contributions and plan earnings (losses). Allocations of plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined by the plan document.

         VESTING AND DISTRIBUTIONS
         Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable in the form of a lump sum payment or substantially equal installments of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship or attainment of age 59-1/2. Participant account balances less than $5,000 may be automatically distributed in a lump sum. In addition, participant accounts can be rolled over into an individual retirement account ("IRA") or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to reduce Company matching contributions.

         PARTICIPANT LOANS
         Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range up to five years. Loans are secured by the balance in the participant's account and bear interest at the prime rate plus one percent. Principal and interest is paid ratably through regular payroll deductions.


  2.     SUMMARY OF ACCOUNTING POLICIES

         ACCOUNTING METHOD
         The financial statements of the Plan are prepared under the accrual method of accounting.

         USE OF ESTIMATES
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION
         The Plan's investments are stated at fair value. The share value of mutual funds is based on quoted market prices on the last business day of the plan year. The unit value of unitized funds and common trust funds is computed daily based on share price, dividend information and the value of the fund's short-term investments. Participant loans are stated at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

PLEXUS CORP. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

         RISKS AND UNCERTAINTIES
         The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

         PAYMENT OF BENEFITS
         Benefits are recorded when paid.

         ADMINISTRATIVE EXPENSES
         Certain expenses incurred in the administration of the Plan are paid by the Company and are not reflected within these financial statements.


3.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets:



                                                               2002              2001

       Plexus Corp. Common Stock, 1,230,759 and
        1,209,726 shares, respectively                    $ 10,806,064      $ 32,130,322

       MFS Capital Opportunities Fund, 712,203 and
        636,835 shares, respectively                         6,651,973         8,552,700

       Munder Index 500 Fund, 322,337 and 287,979
        shares, respectively                                 5,911,667         6,897,086

       MFS Value Fund, 333,231 and 294,242
        shares, respectively                                 5,504,974         5,714,175

       MFS Mid Cap Growth Fund, 703,317 and
        600,709 shares, respectively                         3,980,772         6,583,769

       MFS New Discovery Fund, 359,887 and
        273,935 shares, respectively                         4,113,507         4,708,936

       MFS Fixed Fund, 6,965,352 and
        8,609,236 units, respectively                        6,965,352         8,609,236

       American Europacific Growth Fund, 177,495
        and 162,628 shares, respectively                     4,077,054         4,369,813


PLEXUS CORP. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

         During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(33,855,616), as follows:

                     Mutual funds                  $ (12,751,752)
                     Common stock                    (21,103,864)
                                                   --------------
                                                   $ (33,855,616)
                                                   --------------



4.       AMOUNTS ALLOCATED TO WITHDRAWN PARTICIPANTS

         Approximately $7,492,151 and $6,640,836 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2002 and 2001, respectively, but who have not yet received distributions as of that date.


5.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated May 6, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter, and the Company is in the process of requesting a new letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


6.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


7.       RELATED PARTY TRANSACTIONS

         Certain plan investments represent shares of funds managed by MFS Heritage Trust Company, the trustee of the Plan, employer securities and participant loans. Transactions involving these investments are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.


8.       SUBSEQUENT EVENT

         Effective January 1, 2003, the MCMS Retirement Plan was merged into the Plan. In connection with the merger, net assets approximating $7,000,000, representing the account balances of former participants of the MCMS Retirement Plan, were transferred to the Plan on that date.

PLEXUS CORP. 401(K) SAVINGS PLAN
FORM 5500, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------


          IDENTITY OF ISSUER,
             BORROWER, LESSOR                                                                         CURRENT
             OR SIMILAR PARTY                            DESCRIPTION OF INVESTMENT                     VALUE

*   Plexus Corp. Common Stock                          Common Stock                              $      10,806,064

*   MFS Money Market Fund                              Mutual Fund                                         537,947

*   MFS Capital Opportunities Fund                     Mutual Fund                                       6,651,973

*   MFS Mid Cap Growth Fund                            Mutual Fund                                       3,980,772

*   MFS Value Fund                                     Mutual Fund                                       5,504,974

*   MFS New Discovery Fund                             Mutual Fund                                       4,113,507

*   MFS Fixed Fund                                     Common Trust Fund                                 6,965,352

    American EuroPacific Growth Fund                   Mutual Fund                                       4,077,054

    Janus Aspen Worldwide Fund                         Mutual Fund                                       1,706,534

    Munder Index 500 Fund                              Mutual Fund                                       5,911,667

    Dreyfus Premier Technology Fund                    Mutual Fund                                         769,326

    American Balanced Fund                             Mutual Fund                                       1,426,798

    Calvert Income Fund                                Mutual Fund                                       2,170,489
                                                                                                 -----------------
                                                                                                 $      54,622,457
                                                                                                 -----------------
*   Participant Loans                                  Interest rates ranging from 5.25%
                                                       to 10.50%; maturity dates ranging
                                                       from 2003 to 2011                         $       2,493,835
                                                                                                 -----------------

*  Party-in-interest.

See Report of Independent Accountants.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLEXUS CORP. 401(k) SAVINGS PLAN

Date:  June 27, 2003

                               /s/ Jos. D. Kaufman
                              -------------------------------------------------
                               Joseph D. Kaufman
                               Plexus Corp 401(k) Savings Plan Fiduciary
                               Committee Member